                                                                     EXHIBIT 6.6


October 12, 1999

Mr. Greg Johnson                     E-mail: GregJohnson@HomeSeekers.com
Homeseekers.com                      Mail original with attachment
2241 Park Place, Suite E
Minden, NV 89423-8602

Dear Greg:

I was extremely pleased with your decision to join the OurPet's Board of Directors. Your entrepreneurial drive, technical Internet experience and successful managerial record of growing and taking a company public will be a great asset to us. I hope that we can duplicate the success of Homeseekers.com at OurPet's. Your name will be submitted to the shareholders for approval at the December 4, 1999 shareholders meeting. I will include for discussion and approval a board member stock option plan at the December 4, 1998 meeting.

Enclosed please find a copy of the Board resolution regarding indemnification. As financial resources allow, OurPet's will obtain the appropriate insurance.

Year 2000 will be a major year for OurPet's based on the foundation we have laid in 1999. During 2000 we need to more aggressively pursue the Internet opportunity as well as procure the level of financial resources to realize the tremendous potential offered by OurPet's. It is for this reason that I asked if you could provide us with your professional counsel during the next twelve months (January - December 2000). Since we do not have the cash resources to pay for such ongoing consulting, I will request approval from the Board to issue to you to you 48,000 stock warrants (exercisable at $1.00/share with an expiration of December 31, 2002).

I want to again thank you and your associate Bill Tomerlin for your interest and confidence in us and for your recent equity investment in OurPet's.

Sincerely yours,

/s/ Steve Tsengas
Steve Tsengas
Chairman/CEO

Attachment
Cc:  Joe Aveni, Director, jtaveni@ix.netcom.com
                          ---------------------
     Dr. Jim McCourt, Director, jim218@ix.netcom.com
                                --------------------
     Anthony O'Rourke, Director, macke2@gte.net
                                 --------------
     Dean S Tsengas, VP/Secretary @ OurPet's Company